FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               27 November, 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Fidelity sent to the London Stock Exchange on 27 November, 2003



                                    mmO2 plc


Detailed below is the content of a letter received from Fidelity Investments on 26 November 2003.

mmO2 Contact:
Paul Moore
Secretarial Services Manager
mmO2 plc
t: +44 (0)1753 628293



November 26, 2003

MMO2 Plc
Wellington Street
Slough
Berkshire SL1 1YP
Unted Kingdom

FAX: 011-44-1-753-628-150

ATTN:Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,



EleanorChemlen

Sr. Compliance Specialist





NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: MMO2 Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company
(FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By "Eric D. Roiter
Senior V.P. & General Counsel - FMR Corp.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.


Fidelity has a non-beneficial interest in 437,033,988 Ordinary shares. This holding represents 5.04% of mmO2 plc's issued Ordinary Share Capital.

Schedule 'A'

Nominee/Registered Name Management Shares Held
Company

Chase Nominees Limited FMRCO 19,567,000

State Street Bank & Trust Company FMRCO 5,897,600

State Street Nominees Limited FMRCO 1,948,641

HSBC FMRCO 4,250,000

Lloyds Bank Nominees Limited FMTC 698,400

BT Globenet Nominees Limited FMTC 450,600

State Street Bank & Trust FMTC 715,900

Chase Manhattan Bank London FISL 103,656,597

Chase Nominees Limited FISL 11,237,700

Chase Nominees Limited FPM 11,331,701

Northern Trust FPM 5,454,900

Bank of New York London FPM 3,179,600

Deutsche Bank FPM 436,600

Citibank FPM 879,800

Mellon Nominees Limited FPM 326,800

HSBC Client Holdings Nominee (UK) Limited FIL 141,710,044

Chase Manhattan Bank London FIL 51,166,011

Bank of New York London FIL 17,235,660

Chase Nominees Limited FIL 17,786,634

Northern Trust FIL 18,232,100

Nortrust Nominees Limited FIL 5,084,500

State Street Bank & Trust FIL 922,800

Bank of New York Brussels FIL 2,699,800

Mellon Nominees Limited FIL 561,000

Northern Trust London FIL 1,467,700

Citibank FIL 791,600

Deutche Bank FIL 1,246,000

J P Morgan FIL 232,900

Brown Brothers Harriman FIL 3,490,900

Deutsche Bank AG London FIL 354,500

HSBC FIL 2,194,400

Bank of New York Brussels FIL 250,700

State Street Nominees Limited FIL 524,500

Nortrust Nominees Limited FIL 1,050,400


Total Ordinary Shares 437,033,988

Current ownership percentage 5.04%

Shares in issue 8,670,330,340

Change in holdings since last filing 89,057,484 ordinary shares




END



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 27 November, 2003                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary